SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 July, 2024

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	2Q24 SEA Part 1 of 1 dated 30 July 2024

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FOR IMMEDIATE RELEASE
London 30 July 2024
BP p.l.c. Group results
Second quarter and first half 2024(a)

“For a printer friendly version of this announcement please click on the link below to open a PDF version of the announcement”

http://www.rns-pdf.londonstockexchange.com/rns/2882Y_1-2024-7-29.pdf

Strong cash generation, growing distributions

Financial summary	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023
Profit (loss) for the period attributable to bp shareholders	(129)	2,263	1,792	2,134	10,010
Inventory holding (gains) losses*, net of tax	113	(657)	549	(544)	1,001
Replacement cost (RC) profit (loss)*	(16)	1,606	2,341	1,590	11,011
Net (favourable) adverse impact of adjusting items*, net of tax	2,772	1,117	248	3,889	(3,459)
Underlying RC profit*	2,756	2,723	2,589	5,479	7,552
Operating cash flow*	8,100	5,009	6,293	13,109	13,915
Capital expenditure*	(3,691)	(4,278)	(4,314)	(7,969)	(7,939)
Divestment and other proceeds(b)	760	413	88	1,173	888
Net issue (repurchase) of shares	(1,751)	(1,750)	(2,073)	(3,501)	(4,521)
Net debt*(c)	22,614	24,015	23,660	22,614	23,660
Adjusted EBITDA*	9,639	10,306	9,770	19,945	22,836
Announced dividend per ordinary share (cents per share)	8.000	7.270	7.270	15.270	13.880
Underlying RC profit per ordinary share* (cents)	16.61	16.24	14.77	32.86	42.65
Underlying RC profit per ADS* (dollars)	1.00	0.97	0.89	1.97	2.56

Highlights

●
Strong operating cash flow and lower net debt: underlying RC profit $2.8 billion; strong operating cash flow of $8.1 billion; net debt reduced to $22.6 billion.

●
Robust operations: 2Q24 bp-operated upstream plant reliability* 96.1%; 2Q24 bp-operated refining availability* 96.4%

.
●
Growing shareholder distributions: Dividend per ordinary share of 8 cents; $1.75 billion share buyback announced for 2Q24, delivering on our commitment to announce $3.5 billion for the first half of 2024; committed to announcing $3.5 billion share buyback for the second half of 2024.

●
Six priorities in action: Advancing growth projects, taking FID on Kaskida in Gulf of Mexico; re-focusing bioenergy business with agreement to take full ownership of bp Bunge Bioenergia and high grading biofuels portfolio.

Our businesses continue to operate safely and efficiently. We are driving focus across the business and reducing costs, all while building momentum in our drive to 2025. Our recent go-ahead of the Kaskida development in the Gulf of Mexico business, and decision to take full ownership of bp Bunge Bioenergia while scaling back plans for new biofuels projects, demonstrate our commitment to delivering as a simpler, more focused and higher value company. This all supports growing returns for shareholders, as we have announced today.

Murray Auchincloss Chief executive officer

(a)
This results announcement also represents bp's half-yearly financial report (see page 15).

(b)
Divestment proceeds are disposal proceeds as per the condensed group cash flow statement. See page 3 for more information on other proceeds.

(c)
See Note 9 for more information.

RC profit (loss), underlying RC profit, net debt, adjusted EBITDA, underlying RC profit per ordinary share and underlying RC profit per ADS are non-IFRS measures. Inventory holding (gains) losses and adjusting items are non-IFRS adjustments.

* For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 33.

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We generated strong operating cash flow* in the quarter, which helped reduce net debt* to $22.6 billion. Our decision to increase our dividend by 10%, and extend our buyback programme commitment to 4Q 2024, reflects the confidence we have in our performance and outlook for cash generation. We are maintaining a disciplined financial frame and remain committed to growing value and returns for bp.

Kate Thomson Chief financial officer

Highlights
2Q24 underlying replacement cost (RC) profit* $2.8 billion
●
Underlying RC profit for the quarter was $2.8 billion, compared with $2.7 billion for the previous quarter. Compared with the first quarter 2024, the result reflects an average gas marketing and trading result, significantly lower realized refining margins, stronger fuels margins and lower taxation. The underlying effective tax rate (ETR)* in the quarter was 33% which reflects the impact of the reassessment of the recognition of deferred tax assets.

●
Reported loss for the quarter was $0.1 billion, compared with a profit of $2.3 billion for the first quarter 2024. The reported result for the second quarter is adjusted for inventory holding losses* of $0.1 billion (net of tax) and a net adverse impact of adjusting items* of $2.8 billion (net of tax) to derive the underlying RC profit. Adjusting items post-tax include a net charge of $1.5 billion relating to asset impairments and associated onerous contract provisions, including those relating to the ongoing review of the Gelsenkirchen refinery and adverse post-tax fair value accounting effects* of $0.9 billion.

Segment results
●
Gas & low carbon energy: The RC loss before interest and tax for the second quarter 2024 was $0.3 billion, compared with a profit of $1.0 billion for the previous quarter. After adjusting RC loss before interest and tax for a net adverse impact of adjusting items of $1.7 billion, the underlying RC profit before interest and tax* for the second quarter was $1.4 billion, compared with $1.7 billion in the first quarter 2024. The second quarter underlying result reflects an average gas marketing and trading result compared with a strong result in the first quarter, partially offset by the absence of foreign exchange losses from the devaluation of the Egyptian pound and lower exploration write-offs.

●
Oil production & operations: The RC profit before interest and tax for the second quarter 2024 was $3.3 billion, compared with $3.1 billion for the previous quarter. After adjusting RC profit before interest and tax for a net favourable impact of adjusting items of $0.2 billion, the underlying RC profit before interest and tax for the second quarter was $3.1 billion, compared with $3.1 billion in the first quarter 2024. The second quarter underlying result reflects higher realizations partially offset by higher exploration write-offs.

●
Customers & products: The RC loss before interest and tax for the second quarter 2024 was $0.1 billion, compared with a profit of $1.0 billion for the previous quarter. After adjusting RC loss before interest and tax for a net adverse impact of adjusting items of $1.3 billion, the underlying RC profit before interest and tax for the second quarter was $1.1 billion, compared with $1.3 billion in the first quarter 2024. The customers second quarter underlying result was higher by $0.4 billion, reflecting stronger fuels margins, convenience performance and seasonal volumes, and continued quarter on quarter momentum in Castrol. The products second quarter underlying result was lower by $0.6 billion, reflecting significantly lower realized refining margins mainly relating to weaker middle distillate margins and narrower North American heavy crude oil differentials, and a higher level of turnaround activity, partially offset by the absence of the first quarter impacts of the Whiting refinery outage. The oil trading contribution was weak following a strong result in the first quarter.

Operating cash flow* $8.1 billion and net debt* reduced to $22.6 billion
●
Operating cash flow in the quarter of $8.1 billion was strong. This includes a working capital* release of $0.5 billion (after adjusting for inventory holding losses, fair value accounting effects and other adjusting items). This largely reflects a partial unwind of previous quarters' working capital build, partially offset by the settlement payment for the Gulf of Mexico (see page 29). Net debt reduced to $22.6 billion, largely driven by strong operating cash flow.

Growing distributions within an unchanged financial frame
●
A resilient dividend is bp’s first priority within its disciplined financial frame, underpinned by a cash balance point* of around $40 per barrel Brent, $11 per barrel RMM and $3 per mmBtu Henry Hub (all 2021 real). For the second quarter, bp has announced a dividend per ordinary share of 8 cents.

● bp is committed to maintaining a strong investment grade credit rating. Through the cycle, we are targeting to further improve our credit metrics within an 'A' grade credit range.
●
bp continues to invest with discipline and a returns focused approach in our transition growth* engines and in our oil, gas and refining businesses. For 2024 and 2025 we expect capital expenditure of around $16 billion per annum.

●
The $1.75 billion share buyback programme announced with the first quarter results was completed on 26 July 2024. Related to the second quarter results, bp intends to execute a $1.75 billion share buyback prior to reporting the third quarter results. Furthermore, bp is committed to announcing $3.5 billion for the second half of 2024. At current market conditions and subject to maintaining a strong investment grade credit rating, bp plans share buybacks of at least $14 billion through 2025 as part of our commitment, on a point forward basis, to returning at least 80% of surplus cash flow* to shareholders.

●
In setting the dividend per ordinary share and buyback each quarter, the board will continue to take into account factors including the cumulative level of and outlook for surplus cash flow, the cash balance point and maintaining a strong investment grade credit rating.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 39.

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Financial results

In addition to the highlights on page 2:
●
Profit or loss attributable to bp shareholders in the second quarter and half year was a loss of $0.1 billion and a profit of $2.1 billion respectively, compared with a profit of $1.8 billion and $10.0 billion in the same periods of 2023.

-
After adjusting loss or profit attributable to bp shareholders for inventory holding losses or gains* and net impact of adjusting items*, underlying replacement cost (RC) profit* for the second quarter and half year was $2.8 billion and $5.5 billion respectively, compared with $2.6 billion and $7.6 billion for the same periods of 2023. The underlying RC profit for the second quarter mainly reflects an average gas marketing and trading result compared with an exceptional result in the second quarter 2023, lower industry refining margins, a significantly lower level of turnaround activity in customers & products, increased volume in oil production & operations, and lower taxation. For the half year, the reduction mainly reflects a lower gas marketing and trading result, lower industry refining margins and lower gas realizations, partially offset by increased volume in oil production & operations and lower taxation.

-
Adjusting items in the second quarter and half year had a net adverse pre-tax impact of $3.1 billion and $4.3 billion respectively, compared with a net adverse pre-tax impact of $0.6 billion and a net favourable pre-tax impact of $3.3 billion in the same periods of 2023.

-
Adjusting items for the second quarter and half year of 2024 include an adverse impact of pre-tax fair value accounting effects*, relative to management's internal measure of performance, of $1.0 billion and $1.2 billion respectively, compared with a favourable pre-tax impact of $1.1 billion and $5.3 billion in the same periods of 2023. This is primarily due to an increase in the forward price of LNG over the quarter and half year 2024, compared to a decline in the comparative periods of 2023.

-
Adjusting items for the second quarter and half year of 2024 include an adverse pre-tax impact of asset impairments of $1.3 billion and $1.9 billion respectively, compared with an adverse pre-tax impact of $1.2 billion and $1.2 billion in the same periods of 2023. In second quarter and half year 2024 there was also an adverse impact of $0.7 billion and $0.9 billion respectively of onerous contract provisions associated with those impairments.

●
The effective tax rate (ETR) on RC profit or loss* for the second quarter and half year was 87% and 63% respectively, compared with 41% and 32% for the same periods in 2023. Excluding adjusting items, the underlying ETR* for the second quarter and half year was 33% and 38%, compared with 43% and 41% for the same periods a year ago. The lower underlying ETR for the second quarter and half year reflects the impact of the reassessment of the recognition of deferred tax assets. ETR on RC profit or loss and underlying ETR are non-IFRS measures.

●
Operating cash flow* for the second quarter and half year was $8.1 billion and $13.1 billion respectively, compared with $6.3 billion and $13.9 billion for the same periods in 2023. The quarter-on-quarter variance has arisen as a result of a higher working capital* release and timings of payments relating to provisions, and the year-on-year variance is driven by the lower underlying profit partly offset by lower tax payments.

●
Capital expenditure* in the second quarter and half year was $3.7 billion and $8.0 billion respectively, compared with $4.3 billion and $7.9 billion in the same periods of 2023. Second quarter and half year 2023 include $1.1 billion in respect of the TravelCenters of America acquisition.

●
Total divestment and other proceeds for the second quarter and half year were $0.8 billion and $1.2 billion respectively, compared with $0.1 billion and $0.9 billion for the same periods in 2023. Other proceeds for the second quarter and half year 2024 were $0.5 billion of proceeds from the sale of a 49% interest in a controlled affiliate holding certain midstream assets offshore US. There were no other proceeds for the same periods in 2023.

●
At the end of the second quarter, net debt* was $22.6 billion, compared with $24.0 billion at the end of the first quarter 2024 and $23.7 billion at the end of the second quarter 2023 reflecting strong operating cash flow.

Analysis of RC profit (loss) before interest and tax and reconciliation to profit (loss) for the period

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023
RC profit (loss) before interest and tax
gas & low carbon energy	(315)	1,036	2,289	721	9,636
oil production & operations	3,267	3,060	2,568	6,327	5,885
customers & products	(133)	988	555	855	3,235
other businesses & corporate	(180)	(300)	(297)	(480)	(387)
Consolidation adjustment – UPII*	(73)	32	(30)	(41)	(52)
RC profit before interest and tax	2,566	4,816	5,085	7,382	18,317
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(1,176)	(1,034)	(859)	(2,210)	(1,644)
Taxation on a RC basis	(1,207)	(2,030)	(1,724)	(3,237)	(5,297)
Non-controlling interests	(199)	(146)	(161)	(345)	(365)
RC profit (loss) attributable to bp shareholders*	(16)	1,606	2,341	1,590	11,011
Inventory holding gains (losses)*	(136)	851	(732)	715	(1,332)
Taxation (charge) credit on inventory holding gains and losses	23	(194)	183	(171)	331
Profit (loss) for the period attributable to bp shareholders	(129)	2,263	1,792	2,134	10,010

Analysis of underlying RC profit (loss) before interest and tax

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023
Underlying RC profit (loss) before interest and tax
gas & low carbon energy	1,402	1,658	2,233	3,060	5,689
oil production & operations	3,094	3,125	2,777	6,219	6,096
customers & products	1,149	1,289	796	2,438	3,555
other businesses & corporate	(158)	(154)	(170)	(312)	(466)
Consolidation adjustment – UPII	(73)	32	(30)	(41)	(52)
Underlying RC profit before interest and tax	5,414	5,950	5,606	11,364	14,822
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(971)	(942)	(740)	(1,913)	(1,421)
Taxation on an underlying RC basis	(1,488)	(2,139)	(2,116)	(3,627)	(5,484)
Non-controlling interests	(199)	(146)	(161)	(345)	(365)
Underlying RC profit attributable to bp shareholders*	2,756	2,723	2,589	5,479	7,552

Reconciliations of underlying RC profit attributable to bp shareholders to the nearest equivalent IFRS measure are provided on page 1 for the group and on pages 6-14 for the segments.

Operating Metrics

Operating metrics	First half 2024	vs First half 2023
Tier 1 and tier 2 process safety events*	23	+3
Reported recordable injury frequency*	0.262	+2.7%
upstream* production(a) (mboe/d)	2,379	+3.4%
upstream unit production costs*(b) ($/boe)	6.17	+4.0%
bp-operated upstream plant reliability*	95.5%	+0.5
bp-operated refining availability*(a)	93.4%	-2.5

(a)
See Operational updates on pages 6, 9 and 11. Because of rounding, upstream production may not agree exactly with the sum of gas & low carbon energy and oil production & operations.

(b)
Mainly reflecting portfolio mix.

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Outlook & Guidance

3Q 2024 guidance

●
Looking ahead, bp expects third quarter 2024 reported upstream* production to be lower compared with second-quarter 2024, including in higher margin regions.

●
In its customers business, bp expects fuels margins to remain sensitive to movements in cost of supply, and seasonally higher volumes compared to the second quarter.

●
In products, bp expects realized refining margins to continue to be sensitive to relative movements in product cracks and North American heavy crude oil differentials. In addition bp expects a similar level of turnaround activity to the second quarter.

●
bp expects income taxes paid in the third quarter to be around $1 billion higher than the second quarter 2024 mainly due to the timing of instalment payments, which are typically higher in the third quarter each year.

2024 guidance
In addition to the guidance on page 2:
●
bp continues to expect both reported and underlying upstream production* to be slightly higher compared with 2023. Within this, bp continues to expect underlying production from oil production & operations to be higher and production from gas & low carbon energy to be lower.

●
In its customers business, bp continues to expect growth from convenience, including a full year contribution from TravelCenters of America; a stronger contribution from Castrol underpinned by volume growth in focus markets; and continued margin growth from bp pulse driven by higher energy sold. In addition, bp continues to expect fuels margins to remain sensitive to the cost of supply.

●
In products, bp continues to expect a lower level of industry refining margins relative to 2023, with realized margins impacted by narrower North American heavy crude oil differentials. bp now expects refinery turnaround activity to have a lower financial impact compared to 2023 reflecting the lower margin environment, with phasing of activity in 2024 heavily weighted towards the second half, with a higher impact in the fourth quarter.

●
bp continues to expect the other businesses & corporate underlying annual charge to be around $1.0 billion for 2024. The charge may vary from quarter to quarter.

●
bp continues to expect the depreciation, depletion and amortization to be slightly higher than 2023.

●
bp continues to expect the underlying ETR* for 2024 to be around 40% but it is sensitive to the impact that volatility in the current price environment may have on the geographical mix of the group’s profits and losses.

●
bp continues to expect capital expenditure* for 2024 to be around $16 billion, and continues to expect the phasing to be split broadly evenly between the first half and the second half.

●
bp continues to expect divestment and other proceeds of $2-3 billion in 2024, weighted towards the second half. Having realized $18.9 billion of divestment and other proceeds since the second quarter of 2020, bp continues to expect to reach $25 billion of divestment and other proceeds between the second half of 2020 and 2025.

●
bp continues to expect Gulf of Mexico settlement payments for the year to be around $1.2 billion pre-tax including $1.1 billion pre-tax paid during the second quarter.

bp expects to update on our medium-term plans at the same time as our full year results in February 2025.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 39.

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gas & low carbon energy*
Financial results
●
The replacement cost (RC) result before interest and tax for the second quarter and half year was a loss of $315 million and a profit of $721 million respectively, compared with a profit of $2,289 million and $9,636 million for the same periods in 2023. The second quarter and half year are adjusted by an adverse impact of net adjusting items* of $1,717 million and $2,339 million respectively, compared with a favourable impact of net adjusting items of $56 million and $3,947 million for the same periods in 2023. Adjusting items include impacts of fair value accounting effects*, relative to management's internal measure of performance, which are an adverse impact of $1,011 million and $898 million for the second quarter and half year in 2024 and a favourable impact of $1,222 million and $5,156 million for the same periods in 2023. Under IFRS, reported earnings include the mark-to-market value of the hedges used to risk-manage LNG contracts, but not of the LNG contracts themselves. The underlying result includes the mark-to-market value of the hedges but also recognizes changes in value of the LNG contracts being risk managed.

●
After adjusting RC loss or profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* for the second quarter and half year was $1,402 million and $3,060 million respectively, compared with $2,233 million and $5,689 million for the same periods in 2023.

●
The underlying RC profit for the second quarter compared with the same period in 2023, reflects an average gas marketing and trading result compared with an exceptional result in the second quarter 2023, partly offset by a lower depreciation, depletion and amortization charge. The underlying RC profit for the half year, compared with the same period in 2023, reflects a lower gas marketing and trading result and lower realizations, partly offset by a lower depreciation, depletion and amortization charge.

Operational update
●
Reported production for the quarter was 899mboe/d, 0.5% lower than the same period in 2023. Underlying production* was 0.4% higher, mainly due to ramp-up of major projects*, partially offset by base decline.

●
Reported production for the half year was 907mboe/d, 3.2% lower than the same period in 2023. Underlying production was 1.6% lower, mainly due to base decline partially offset by major projects. Reported production includes the effect of the disposal of the Algeria business in 2023.

●
Renewables pipeline* at the end of the quarter was 59.0GW (bp net), including 21.1GW bp net share of Lightsource bp's (LSbp's) pipeline. The renewables pipeline increased by 0.7GW net during the half year. In addition, there is over 10GW (bp net) of early stage opportunities in LSbp's hopper.

Strategic progress
gas
●
On 4 June bp announced that the floating production storage and offloading (FPSO) vessel, a key component of the Greater Tortue Ahmeyim (GTA) Phase 1 LNG development, has arrived at its final location offshore on the maritime border of Mauritania and Senegal, following the arrival of the FLNG vessel in the first quarter.

●
On 4 June bp signed a new five-year gas agreement with Turkish state-owned pipeline company BOTAS. This is the fourth contract between Shah Deniz and BOTAS stretching back to the start of production from the Caspian Sea field in 2006.

●
On 21 June bp approved the final investment decision for the Coconut project offshore Trinidad and Tobago.

●
On 24 July bp and its partner the National Gas Company of Trinidad and Tobago Limited were awarded an exploration and production licence by the Bolivarian Republic of Venezuela for the development of the Cocuina gas discovery. Cocuina is the Venezuelan portion of the cross-border Manakin-Cocuina gas field.

●
These events build on the progress announced in our first-quarter results, which comprised the following:
ADNOC and bp announced that they have agreed to form a new joint venture (JV) in Egypt (bp 51%, ADNOC 49%). Subject to regulatory approvals and clearances, the formation of the JV is expected to complete during the second half of 2024; and bp and the Korea Gas Corporation signed an agreement for bp to supply up to 9.8 million tonnes of LNG over an 11 year period starting in 2026 from bp's global LNG portfolio.

low carbon energy
●
On 13 June bp signed an agreement with OQ and Dredging, Environmental and Marine Engineering NV (DEME) to acquire a 49% stake and operatorship in the Hyport green hydrogen* project in Duqm, Oman, subject to regulatory approvals, which could produce around 57,000 tonnes per annum of green hydrogen.

●
On 15 July bp announced its 100MW industrial-scale green hydrogen project has been awarded funding as part of the European IPCEI (Important Projects of Common European interest) Hy2Infra wave. The project, located next to bp’s Lingen refinery in Germany, is expected to be bp’s first fully owned and operated large-scale green hydrogen plant.

●
These events build on the progress announced in our first-quarter results, which comprised the following:
bp announced it has received all the necessary regulatory approvals and it is now 100% owner of the Beacon US offshore wind projects and Equinor the Empire projects; and our UK joint ventures Net Zero Teesside Power (bp 75%, Equinor 25%) and the Northern Endurance Partnership (bp 45%, Equinor 45%, Total Energies 10%) announced the selection of contractors for engineering, procurement, and construction contracts with a combined value of around $5 billion. The final award of contracts is subject to the receipt of relevant regulatory clearances and positive FID by the projects and the UK government.

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gas & low carbon energy (continued)
	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023
Profit (loss) before interest and tax	(315)	1,036	2,289	721	9,637
Inventory holding (gains) losses*	—	—	—	—	(1)
RC profit (loss) before interest and tax	(315)	1,036	2,289	721	9,636
Net (favourable) adverse impact of adjusting items	1,717	622	(56)	2,339	(3,947)
Underlying RC profit before interest and tax	1,402	1,658	2,233	3,060	5,689
Taxation on an underlying RC basis	(369)	(518)	(575)	(887)	(1,536)
Underlying RC profit before interest	1,033	1,140	1,658	2,173	4,153

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,209	1,293	1,407	2,502	2,847

Exploration write-offs
Exploration write-offs	28	203	(1)	231	(2)

Adjusted EBITDA*
Total adjusted EBITDA	2,639	3,154	3,639	5,793	8,534

Capital expenditure*
gas	869	639	697	1,508	1,344
low carbon energy	136	659	190	795	556
Total capital expenditure	1,005	1,298	887	2,303	1,900

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
	2024	2024	2023	2024	2023
Production (net of royalties)(a)
Liquids* (mb/d)	98	102	103	100	108
Natural gas (mmcf/d)	4,648	4,708	4,641	4,678	4,801
Total hydrocarbons* (mboe/d)	899	914	903	907	936

Average realizations*(b)
Liquids ($/bbl)	79.92	76.92	73.57	78.38	76.42
Natural gas ($/mcf)	5.47	5.45	5.53	5.46	6.49
Total hydrocarbons ($/boe)	36.85	36.64	36.96	36.75	42.01

(a)
Includes bp’s share of production of equity-accounted entities in the gas & low carbon energy segment.

(b)
Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

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gas & low carbon energy (continued)
	30 June	31 March	30 June
low carbon energy(c)	2024	2024	2023

Renewables (bp net, GW)
Installed renewables capacity*	2.7	2.7	2.4

Developed renewables to FID*	6.5	6.2	6.1
Renewables pipeline	59.0	58.5	39.6
of which by geographical area:
Renewables pipeline – Americas	18.4	18.1	17.8
Renewables pipeline – Asia Pacific	21.5	21.3	12.2
Renewables pipeline – Europe	15.5	15.7	9.5
Renewables pipeline – Other	3.5	3.5	0.1
of which by technology:
Renewables pipeline – offshore wind	9.6	9.6	5.3
Renewables pipeline – onshore wind	12.7	12.7	6.3
Renewables pipeline – solar	36.7	36.2	28.1
Total Developed renewables to FID and Renewables pipeline	65.5	64.7	45.7

(c)
Because of rounding, some totals may not agree exactly with the sum of their component parts.

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oil production & operations
Financial results
●
The replacement cost (RC) profit before interest and tax for the second quarter and half year was $3,267 million and $6,327 million respectively, compared with $2,568 million and $5,885 million for the same periods in 2023. The second quarter and half year are adjusted by a favourable impact of net adjusting items* of $173 million and $108 million respectively, compared with an adverse impact of net adjusting items of $209 million and $211 million for the same periods in 2023.

●
After adjusting RC profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* for the second quarter and half year was $3,094 million and $6,219 million respectively, compared with $2,777 million and $6,096 million for the same periods in 2023.

●
The underlying RC profit for the second quarter and half year, compared with the same periods in 2023, primarily reflect increased volume, higher liquids realizations and lower exploration write-offs partly offset by increased depreciation charges and higher costs.

Operational update
●
Reported production for the quarter was 1,481mboe/d, 8.2% higher than the second quarter of 2023. Underlying production* for the quarter was 8.3% higher compared with the second quarter of 2023 reflecting bpx energy performance and major projects* partly offset by base performance.

●
Reported production for the half year was 1,472mboe/d, 7.9% higher than the half year of 2023. Underlying production for the quarter was 7.9% higher compared with the half year of 2023 reflecting bpx energy performance and major projects* partly offset by base performance.

Strategic Progress

●
In the Gulf of Mexico bp acquired a 30% interest in the Hess operated Vancouver prospect.

●
bp has been awarded a 10% interest in the ADNOC-operated LNG facility in Abu Dhabi, ADNOC and its partners approved the final investment decision in June. Subject to obtaining necessary regulatory approvals, the project is expected to have an LNG production capacity of 9.6mmt per annum.

●
bp made the final investment decision on the Kaskida project in the deepwater Gulf of Mexico. Kaskida will be bp's sixth hub in the Gulf of Mexico and is expected to have a production capacity of 80,000 barrels of crude oil per day (bp 100%).

●
These events build on the progress announced in our first-quarter results:

The start-up of oil production from the new Azeri Central East (ACE) platform in the Azerbaijan sector of the Caspian Sea; bpx energy brought online 'Checkmate', its third central processing facility in the Permian Basin; Final investment decision on the Atlantis Drill Center Expansion which will be a two well tie back to the Atlantis facility in the Gulf of Mexico; the award of a licence for two blocks in the central North Sea, consolidating our position around our Eastern Trough Area Project (ETAP) central processing facility; Aker BP was awarded interest in 27 licences (of which it will operate 17) in the North Sea and Norwegian Sea; and Azule Energy announced it had agreed to acquire a 42.5% interest in exploration block 2914A (PEL85), Orange Basin.

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023
Profit before interest and tax	3,268	3,059	2,568	6,327	5,886
Inventory holding (gains) losses*	(1)	1	—	—	(1)
RC profit before interest and tax	3,267	3,060	2,568	6,327	5,885
Net (favourable) adverse impact of adjusting items	(173)	65	209	(108)	211
Underlying RC profit before interest and tax	3,094	3,125	2,777	6,219	6,096
Taxation on an underlying RC basis	(1,171)	(1,509)	(1,413)	(2,680)	(3,179)
Underlying RC profit before interest	1,923	1,616	1,364	3,539	2,917

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oil production & operations (continued)

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,698	1,657	1,370	3,355	2,697

Exploration write-offs
Exploration write-offs	99	3	242	102	293

Adjusted EBITDA*
Total adjusted EBITDA	4,891	4,785	4,389	9,676	9,086

Capital expenditure*
Total capital expenditure	1,534	1,776	1,478	3,310	2,998

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
	2024	2024	2023	2024	2023
Production (net of royalties)(a)
Liquids* (mb/d)	1,085	1,056	1,000	1,071	1,003
Natural gas (mmcf/d)	2,292	2,364	2,140	2,328	2,100
Total hydrocarbons* (mboe/d)	1,481	1,463	1,369	1,472	1,365

Average realizations*(b)
Liquids ($/bbl)	73.01	70.53	69.19	71.79	70.40
Natural gas ($/mcf)	2.02	2.66	3.23	2.35	4.90
Total hydrocarbons ($/boe)	55.78	54.11	54.57	54.94	58.40

(a)
Includes bp’s share of production of equity-accounted entities in the oil production & operations segment.

(b)
Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

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customers & products
Financial results
●
The replacement cost (RC) result before interest and tax for the second quarter and half year was a loss of $133 million and a profit of $855 million respectively, compared with a profit of $555 million and $3,235 million for the same periods in 2023. The second quarter and half year are adjusted by an adverse impact of net adjusting items* of $1,282 million and $1,583 million respectively, mainly related to an impairment of the Gelsenkirchen refinery and associated onerous contract provisions, compared with an adverse impact of net adjusting items of $241 million and $320 million for the same periods in 2023.

●
After adjusting RC loss or profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* for the second quarter and half year was $1,149 million and $2,438 million respectively, compared with $796 million and $3,555 million for the same periods in 2023.

●
The customers & products result for the second quarter was higher than the same period in 2023. The result for the half year was significantly lower than the same period in 2023, primarily reflecting a lower refining result.

●
customers – the customers result for the second quarter and first half was stronger compared to the same periods in 2023. The result benefited from higher retail fuels margins, a stronger Castrol result driven by higher volumes and margins, continued growth in convenience, and favourable foreign exchange movements. This was partly offset by a weaker European midstream performance driven by biofuels margins. The contribution of TravelCenters of America continues to be impacted by the US freight recession.
●
products – the products result for the second quarter was higher compared with the same period last year. In refining, the result for the second quarter was impacted by lower industry refining margins and benefited from a significantly lower level of turnaround activity. The oil trading contribution for the second quarter was weak. The products result for the first half was significantly lower compared with the same period in 2023, primarily reflecting a lower refining result. In refining, in addition to the second quarter factors noted above, the first quarter result was impacted by lower industry refining margins and the plant-wide power outage at the Whiting refinery.

Operational update
●
bp-operated refining availability* for the second quarter and half year was 96.4% and 93.4%, compared with 95.7% and 95.9% for the same periods in 2023, with the half year lower mainly due to the first quarter Whiting refinery power outage.

Strategic progress
●
On 22 May bp entered into a binding agreement to acquire fuel and convenience retailer, X Convenience, expanding its network with the addition of over 50 sites in South and Western Australia. Subject to customary regulatory approvals, the transaction is currently anticipated to close in the first half of 2025.

●
On 24 May, bp Southern Africa (Pty) Ltd (bpSA) and Shell Downstream South Africa (Pty) Ltd (SDSA) agreed the sale of their respective 50% ownership assets to the South African state-owned entity, Central Energy Fund SOC Ltd (CEF). The sale is subject to regulatory approvals and currently anticipated to close by the end of fourth quarter 2024.

●
On 19 June 2024 bp completed the sale of its 8.3% shareholding in Channel Infrastructure, which owns and operates New Zealand’s Marsden Point fuel import terminal. Our long-term terminal storage agreements with Channel Infrastructure to meet bp’s foreseeable import and supply requirements are unaffected by the sale of these shares.

●
On 20 June bp agreed to acquire Bunge’s 50% holding interest in its bp Bunge Bioenergia joint venture, one of Brazil’s leading biofuels-producing companies, with capacity to produce around 50,000 barrels a day of ethanol equivalent from sugarcane. Subject to regulatory approvals, the transaction is currently anticipated to close by end 2024.

●
In June bp also announced it was scaling back plans for development of new SAF and renewable diesel biofuels projects at its existing sites, pausing planning for two potential projects while continuing to assess three for progression.

●
In June Castrol announced an investment of up to $50 million in Gogoro Inc., a global technology leader in two-wheeler battery-swapping ecosystems that enable smart mobility solutions for cities, as part of diversification opportunities beyond its core lubricants and fluids business under its new ‘Onward, Upward, Forward’ strategy.

●
EV charge points* installed and energy sold in the first half grew by around 30% and around two-fold respectively, compared to the same period last year, with charge points now at around 35,700. In July, bp pulse signed a deal with Simon Property Group to install and operate up to 900 ultra-fast(a) charging bays at up to 75 sites across the US, with initial sites expected to open to the public in early 2026. In addition, ADAC, the leading automobile association in Germany with over 20 million members, announced bp pulse as their new exclusive EV charging partner from 1 August.

●
During the second quarter bp’s Archaea Energy started up three renewable natural gas (RNG) landfill plants with total capacity of more than 2 million mmBtu per annum, and also will be commissioning four additional plants targeting start-up in the third quarter.

●
These events build on the progress announced in our first quarter results, including:

o
bp announced plans to transform the Gelsenkirchen refinery site by the end of the decade.

o
bp’s Archaea Energy brought online its largest Archaea Modular Design (AMD) RNG plant in Kansas City, Missouri and completed the purchase of Sunshine Gas Producers with its facility in California.

(a)
"ultra-fast" includes charger capacity of ≥150kW.

Top of page 12

customers & products (continued)

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023
Profit (loss) before interest and tax	(270)	1,840	(177)	1,570	1,901
Inventory holding (gains) losses*	137	(852)	732	(715)	1,334
RC profit (loss) before interest and tax	(133)	988	555	855	3,235
Net (favourable) adverse impact of adjusting items	1,282	301	241	1,583	320
Underlying RC profit before interest and tax	1,149	1,289	796	2,438	3,555
Of which:(a)
customers – convenience & mobility	790	370	701	1,160	1,092
Castrol – included in customers	211	184	171	395	332
products – refining & trading	359	919	95	1,278	2,463
Taxation on an underlying RC basis	(125)	(333)	(271)	(458)	(1,048)
Underlying RC profit before interest	1,024	956	525	1,980	2,507

(a)
A reconciliation to RC profit before interest and tax by business is provided on page 30.

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023
Adjusted EBITDA*(b)
customers – convenience & mobility	1,281	854	1,149	2,135	1,881
Castrol – included in customers	253	226	213	479	413
products – refining & trading	807	1,379	541	2,186	3,365
	2,088	2,233	1,690	4,321	5,246

Depreciation, depletion and amortization
Total depreciation, depletion and amortization	939	944	894	1,883	1,691

Capital expenditure*
customers – convenience & mobility	497	566	1,452	1,063	1,910
Castrol – included in customers	74	43	44	117	112
products – refining & trading	548	554	406	1,102	938
Total capital expenditure	1,045	1,120	1,858	2,165	2,848

(b)
A reconciliation to RC profit before interest and tax by business is provided on page 30.

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customers & products (continued)
Retail(c)	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
	2024	2024	2023	2024	2023
bp retail sites* – total (#)	21,200	21,150	21,100	21,200	21,100
Strategic convenience sites*	2,950	2,900	2,750	2,950	2,750

(c)
Reported to the nearest 50.

Marketing sales of refined products (mb/d)	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
	2024	2024	2023	2024	2023
US	1,271	1,080	1,275	1,177	1,177
Europe	1,077	940	1,056	1,008	1,015
Rest of World	462	469	472	465	467
	2,810	2,489	2,803	2,650	2,659
Trading/supply sales of refined products	387	352	353	370	343
Total sales volume of refined products	3,197	2,841	3,156	3,020	3,002

Refining marker margin*	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
	2024	2024	2023	2024	2023
bp average refining marker margin (RMM) ($/bbl)	20.6	20.6	24.7	20.6	26.4

Refinery throughputs (mb/d)	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
	2024	2024	2023	2024	2023
US	670	525	638	598	662
Europe	722	830	726	775	779
Total refinery throughputs	1,392	1,355	1,364	1,373	1,441
bp-operated refining availability* (%)	96.4	90.4	95.7	93.4	95.9

Top of page 14

other businesses & corporate
Other businesses & corporate comprises technology, bp ventures, launchpad, regions, corporates & solutions, our corporate activities & functions and any residual costs of the Gulf of Mexico oil spill.

Financial results
●
The replacement cost (RC) loss before interest and tax for the second quarter and half year was $180 million and $480 million respectively, compared with a loss of $297 million and $387 million for the same periods in 2023. The second quarter and half year are adjusted by an adverse impact of net adjusting items* of $22 million and $168 million respectively, compared with an adverse impact of net adjusting items of $127 million and a favourable impact of $79 million for the same periods in 2023. Adjusting items include impacts of fair value accounting effects* which are an adverse impact of $29 million for the quarter and $222 million for the half year in 2024, and an adverse impact of $48 million and a favourable impact of $197 million for the same periods in 2023.

●
After adjusting RC loss before interest and tax for adjusting items, the underlying RC loss before interest and tax* for the second quarter and half year was $158 million and $312 million respectively, compared with a loss of $170 million and $466 million for the same periods in 2023.

Strategic progress
●
In May bp ventures announced the investment of $10 million in Hysata to expand the production of its high efficiency electrolyser technology.

●
This event builds on the progress announced in our first-quarter results in which bp launchpad divested all of its 100% shareholding in Insight Analytics Solutions Holdings Limited (“Onyx”) to Macquarie Capital.

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023
Profit (loss) before interest and tax	(180)	(300)	(297)	(480)	(387)
Inventory holding (gains) losses*	—	—	—	—	—
RC profit (loss) before interest and tax	(180)	(300)	(297)	(480)	(387)
Net (favourable) adverse impact of adjusting items(a)	22	146	127	168	(79)
Underlying RC profit (loss) before interest and tax	(158)	(154)	(170)	(312)	(466)
Taxation on an underlying RC basis	3	99	10	102	39
Underlying RC profit (loss) before interest	(155)	(55)	(160)	(210)	(427)

(a)
Includes fair value accounting effects relating to hybrid bonds. See page 34 for more information.

Top of page 15

This results announcement also represents BP’s half-yearly financial report for the purposes of the Disclosure Guidance and Transparency Rules made by the UK Financial Conduct Authority. In this context: (i) the condensed set of financial statements can be found on pages 17-26; (ii) pages 1-14, and 27-39 comprise the interim management report; and (iii) the directors’ responsibility statement and auditors’ independent review report can be found on pages 15-16.

Statement of directors’ responsibilities

The directors confirm that, to the best of their knowledge, the condensed set of financial statements on pages 17-26 has been prepared in accordance with United Kingdom adopted IAS 34 ‘Interim Financial Reporting’, and that the interim management report on pages 1-14, and 27-39 includes a fair review of the information required by the Disclosure Guidance and Transparency Rules.

The directors of BP p.l.c. are listed on pages 83-85 of bp Annual Report and Form 20-F 2023, with the following exceptions: Paula Rosput Reynolds and Sir John Sawers retired at the 2024 Annual General Meeting on 25 April 2024.

By order of the board

Murray Auchincloss	Kate Thomson
Chief Executive Officer	Chief Financial Officer
29 July 2024	29 July 2024

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Independent review report to BP p.l.c.

Conclusion
We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2024 which comprises the group income statement, condensed group statement of comprehensive income, condensed group statement of changes in equity, group balance sheet, condensed cash flow statement and related notes 1 to 10.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2024 is not prepared, in all material respects, in accordance with United Kingdom adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for Conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Financial Reporting Council for use in the United Kingdom (ISRE (UK) 2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the UK, and European Union (EU), and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under international accounting standards. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with United Kingdom adopted International Accounting Standard 34, 'Interim Financial Reporting'.

Conclusion Relating to Going Concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This Conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410; however, future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors
The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

In preparing the half-yearly financial report, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the review of the financial information
In reviewing the half-yearly financial report, we are responsible for expressing to the company a conclusion on the condensed set of financial statements in the half-yearly financial report. Our Conclusion, including our Conclusion Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report
This report is made solely to the company in accordance with ISRE (UK) 2410. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP
Statutory Auditor
London, United Kingdom
29 July 2024

The maintenance and integrity of the BP p.l.c. website are the responsibility of the directors; the review work carried out by the statutory auditors does not involve consideration of these matters and, accordingly, the statutory auditors accept no responsibility for any changes that may have occurred to the financial information since it was initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Top of page 17

Financial statements

Group income statement

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023

Sales and other operating revenues (Note 5)	47,299	48,880	48,538	96,179	104,720
Earnings from joint ventures – after interest and tax	250	178	360	428	555
Earnings from associates – after interest and tax	266	298	231	564	404
Interest and other income	414	381	378	795	626
Gains on sale of businesses and fixed assets	21	224	(28)	245	125
Total revenues and other income	48,250	49,961	49,479	98,211	106,430
Purchases	28,891	27,647	29,172	56,538	58,294
Production and manufacturing expenses	6,692	6,847	6,231	13,539	13,213
Production and similar taxes	484	444	404	928	878
Depreciation, depletion and amortization (Note 6)	4,098	4,150	3,923	8,248	7,723
Net impairment and losses on sale of businesses and fixed assets (Note 3)	1,309	737	1,269	2,046	1,357
Exploration expense	179	247	293	426	399
Distribution and administration expenses	4,167	4,222	3,834	8,389	7,581
Profit (loss) before interest and taxation	2,430	5,667	4,353	8,097	16,985
Finance costs	1,216	1,075	920	2,291	1,763
Net finance (income) expense relating to pensions and other post-retirement benefits	(40)	(41)	(61)	(81)	(119)
Profit (loss) before taxation	1,254	4,633	3,494	5,887	15,341
Taxation	1,184	2,224	1,541	3,408	4,966
Profit (loss) for the period	70	2,409	1,953	2,479	10,375
Attributable to
bp shareholders	(129)	2,263	1,792	2,134	10,010
Non-controlling interests	199	146	161	345	365
	70	2,409	1,953	2,479	10,375

Earnings per share (Note 7)
Profit (loss) for the period attributable to bp shareholders
Per ordinary share (cents)
Basic	(0.78)	13.57	10.22	12.85	56.53
Diluted	(0.78)	13.25	10.01	12.54	55.40
Per ADS (dollars)
Basic	(0.05)	0.81	0.61	0.77	3.39
Diluted	(0.05)	0.80	0.60	0.75	3.32

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Condensed group statement of comprehensive income

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023

Profit (loss) for the period	70	2,409	1,953	2,479	10,375
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences	(142)	(448)	11	(590)	464
Cash flow hedges and costs of hedging	(100)	(115)	(56)	(215)	490
Share of items relating to equity-accounted entities, net of tax	10	(8)	(27)	2	(230)
Income tax relating to items that may be reclassified	40	(4)	71	36	(5)
	(192)	(575)	(1)	(767)	719
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-retirement benefit liability or asset	(240)	(66)	(855)	(306)	(942)
Remeasurements of equity investments	(17)	(13)	—	(30)	—
Cash flow hedges that will subsequently be transferred to the balance sheet	—	(3)	—	(3)	—
Income tax relating to items that will not be reclassified(a)	59	674	308	733	331
	(198)	592	(547)	394	(611)
Other comprehensive income	(390)	17	(548)	(373)	108
Total comprehensive income	(320)	2,426	1,405	2,106	10,483
Attributable to
bp shareholders	(520)	2,303	1,240	1,783	10,101
Non-controlling interests	200	123	165	323	382
	(320)	2,426	1,405	2,106	10,483

(a)
First quarter and first half 2024 include a $658-million credit in respect of the reduction in the deferred tax liability on defined benefit pension plan surpluses following the reduction in the rate of the authorized surplus payments tax charge in the UK from 35% to 25%.

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Condensed group statement of changes in equity

	bp shareholders’	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2024	70,283	13,566	1,644	85,493

Total comprehensive income	1,783	310	13	2,106
Dividends	(2,431)	—	(186)	(2,617)
Cash flow hedges transferred to the balance sheet, net of tax	(4)	—	—	(4)
Repurchase of ordinary share capital	(3,502)	—	—	(3,502)
Share-based payments, net of tax	654	—	—	654
Issue of perpetual hybrid bonds(a)	(4)	1,300	—	1,296
Redemption of perpetual hybrid bonds, net of tax(a)	9	(1,300)	—	(1,291)
Payments on perpetual hybrid bonds	—	(419)	—	(419)
Transactions involving non-controlling interests, net of tax	236	—	247	483
At 30 June 2024	67,024	13,457	1,718	82,199

	bp shareholders’	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2023	67,553	13,390	2,047	82,990

Total comprehensive income	10,101	288	94	10,483
Dividends	(2,348)	—	(135)	(2,483)
Repurchase of ordinary share capital	(5,166)	—	—	(5,166)
Share-based payments, net of tax	205	—	—	205
Issue of perpetual hybrid bonds	(1)	133	—	132
Payments on perpetual hybrid bonds	(5)	(409)	—	(414)
Transactions involving non-controlling interests, net of tax	—	—	(144)	(144)
At 30 June 2023	70,339	13,402	1,862	85,603

(a)
During the first quarter 2024 BP Capital Markets PLC issued $1.3 billion of US dollar perpetual subordinated hybrid bonds with a coupon fixed for an initial period up to 2034 of 6.45% and voluntarily bought back $1.3 billion of the non-call 2025 4.375% US dollar hybrid bond issued in 2020. Taken together these transactions had no significant impact on net debt or gearing.

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Group balance sheet

	30 June	31 December
$ million	2024	2023
Non-current assets
Property, plant and equipment	100,293	104,719
Goodwill	12,390	12,472
Intangible assets	10,301	9,991
Investments in joint ventures	12,346	12,435
Investments in associates	7,852	7,814
Other investments	1,943	2,189
Fixed assets	145,125	149,620
Loans	2,162	1,942
Trade and other receivables	1,971	1,767
Derivative financial instruments	10,262	9,980
Prepayments	661	623
Deferred tax assets	5,060	4,268
Defined benefit pension plan surpluses	7,520	7,948
	172,761	176,148
Current assets
Loans	212	240
Inventories	23,345	22,819
Trade and other receivables	28,890	31,123
Derivative financial instruments	7,940	12,583
Prepayments	2,147	2,520
Current tax receivable	978	837
Other investments	708	843
Cash and cash equivalents	34,891	33,030
	99,111	103,995
Assets classified as held for sale (Note 2)	1,512	151
	100,623	104,146
Total assets	273,384	280,294
Current liabilities
Trade and other payables	57,660	61,155
Derivative financial instruments	4,339	5,250
Accruals	5,703	6,527
Lease liabilities	2,593	2,650
Finance debt	4,142	3,284
Current tax payable	2,894	2,732
Provisions	4,016	4,418
	81,347	86,016
Liabilities directly associated with assets classified as held for sale (Note 2)	31	62
	81,378	86,078
Non-current liabilities
Other payables	8,913	10,076
Derivative financial instruments	12,032	10,402
Accruals	1,096	1,310
Lease liabilities	8,104	8,471
Finance debt	50,844	48,670
Deferred tax liabilities	9,125	9,617
Provisions	14,571	14,721
Defined benefit pension plan and other post-retirement benefit plan deficits	5,122	5,456
	109,807	108,723
Total liabilities	191,185	194,801
Net assets	82,199	85,493
Equity
bp shareholders’ equity	67,024	70,283
Non-controlling interests	15,175	15,210
Total equity	82,199	85,493

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Condensed group cash flow statement

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023
Operating activities
Profit (loss) before taxation	1,254	4,633	3,494	5,887	15,341
Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
Depreciation, depletion and amortization and exploration expenditure written off	4,225	4,356	4,164	8,581	8,014
Net impairment and (gain) loss on sale of businesses and fixed assets	1,288	513	1,297	1,801	1,232
Earnings from equity-accounted entities, less dividends received	19	(96)	(31)	(77)	(30)
Net charge for interest and other finance expense, less net interest paid	524	192	102	716	165
Share-based payments	507	161	243	668	221
Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	(34)	(32)	(47)	(66)	(90)
Net charge for provisions, less payments	764	(683)	(221)	81	(1,320)
Movements in inventories and other current and non-current assets and liabilities	1,556	(2,131)	(742)	(575)	(4,497)
Income taxes paid	(2,003)	(1,904)	(1,966)	(3,907)	(5,121)
Net cash provided by operating activities	8,100	5,009	6,293	13,109	13,915
Investing activities
Expenditure on property, plant and equipment, intangible and other assets	(3,463)	(3,718)	(3,453)	(7,181)	(6,582)
Acquisitions, net of cash acquired	(116)	(106)	(804)	(222)	(752)
Investment in joint ventures	(95)	(353)	(50)	(448)	(590)
Investment in associates	(17)	(101)	(7)	(118)	(15)
Total cash capital expenditure	(3,691)	(4,278)	(4,314)	(7,969)	(7,939)
Proceeds from disposal of fixed assets	35	66	28	101	43
Proceeds from disposal of businesses, net of cash disposed	219	347	60	566	845
Proceeds from loan repayments	24	16	21	40	27
Cash provided from investing activities	278	429	109	707	915
Net cash used in investing activities	(3,413)	(3,849)	(4,205)	(7,262)	(7,024)
Financing activities
Net issue (repurchase) of shares (Note 7)	(1,751)	(1,750)	(2,073)	(3,501)	(4,521)
Lease liability payments	(679)	(694)	(620)	(1,373)	(1,175)
Proceeds from long-term financing	2,736	2,259	3,643	4,995	6,038
Repayments of long-term financing	(623)	(674)	(2,828)	(1,297)	(3,627)
Net increase (decrease) in short-term debt	49	16	(348)	65	(877)
Issue of perpetual hybrid bonds(a)	—	1,296	87	1,296	132
Redemption of perpetual hybrid bonds(a)	—	(1,288)	—	(1,288)	—
Payments relating to perpetual hybrid bonds	(271)	(256)	(250)	(527)	(486)
Payments relating to transactions involving non-controlling interests (Other interest)	—	—	—	—	(180)
Receipts relating to transactions involving non-controlling interests (Other interest)	508	16	2	524	9
Dividends paid - bp shareholders	(1,204)	(1,219)	(1,153)	(2,423)	(2,336)
- non-controlling interests	(60)	(126)	(67)	(186)	(135)
Net cash provided by (used in) financing activities	(1,295)	(2,420)	(3,607)	(3,715)	(7,158)
Currency translation differences relating to cash and cash equivalents	(11)	(260)	—	(271)	(14)
Increase (decrease) in cash and cash equivalents	3,381	(1,520)	(1,519)	1,861	(281)
Cash and cash equivalents at beginning of period	31,510	33,030	30,433	33,030	29,195
Cash and cash equivalents at end of period	34,891	31,510	28,914	34,891	28,914

(a)
See Condensed group statement of changes in equity - footnote (a) for further information.

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Notes

Note 1. Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 'Interim Financial Reporting'.

The results for the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2023 included in bp Annual Report and Form 20-F 2023.

The directors consider it appropriate to adopt the going concern basis of accounting in preparing these interim financial statements.

bp prepares its consolidated financial statements included within bp Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the UK, and European Union (EU), and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under international accounting standards. IFRS as adopted by the UK does not differ from IFRS as adopted by the EU. IFRS as adopted by the UK and EU differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing bp Annual Report and Form 20-F 2024 which are the same as those used in preparing bp Annual Report and Form 20-F 2023.

There are no other new or amended standards or interpretations adopted from 1 January 2024 onwards that have a significant impact on the financial information.

Significant accounting judgements and estimates
bp's significant accounting judgements and estimates were disclosed in bp Annual Report and Form 20-F 2023. These have been subsequently considered at the end of this quarter to determine if any changes were required to those judgements and estimates.

Provisions
The nominal risk-free discount rate applied to provisions is reviewed on a quarterly basis. The discount rate applied to the group's provisions was revised to 4.5% in the second quarter (31 December 2023 4.0%) to reflect higher US Treasury yields. The principal impact of this rate increase was a $0.8 billion decrease in the decommissioning provision with a corresponding decrease in the carrying amount of property, plant and equipment of $0.6 billion.

Note 2. Non-current assets held for sale

The carrying amount of assets classified as held for sale at 30 June 2024 is $1,512 million, with associated liabilities of $31 million. These relate to the transactions described below.

On 14 February 2024, bp and ADNOC announced that they had agreed to form a new joint venture (JV) in Egypt (51% bp and 49% ADNOC). As part of the agreement, bp will contribute its interests in three development concessions, as well as exploration agreements, in Egypt to the new JV. ADNOC will make a proportionate cash contribution. Subject to regulatory approvals and clearances, the formation of the JV is expected to complete during the second half of 2024. The carrying amount of assets classified as held for sale at 30 June 2024 is $1,408 million, with associated liabilities of $23 million.

On 16 November 2023, bp entered into an agreement to sell its Türkiye ground fuels business to Petrol Ofisi. This includes the group's interest in three joint venture terminals in Türkiye. Completion of the sale is subject to regulatory approvals. The carrying amount of assets classified as held for sale at 30 June 2024 is $104 million, with associated liabilities of $8 million. Cumulative foreign exchange losses within reserves of approximately $930 million are expected to be recycled to the group income statement at completion.

Note 3. Impairment and losses on sale of businesses and fixed assets

Net impairment charges and losses on sale of businesses and fixed assets for the second quarter and half year were $1,309 million and $2,046 million respectively, compared with net charges of $1,269 million and $1,357 million for the same periods in 2023 and include net impairment charges for the second quarter and half year of $1,296 million and $1,945 million respectively, compared with net impairment charges of $1,208 million and $1,167 million for the same periods in 2023.

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Note 4. Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023
gas & low carbon energy	(315)	1,036	2,289	721	9,636
oil production & operations	3,267	3,060	2,568	6,327	5,885
customers & products	(133)	988	555	855	3,235
other businesses & corporate	(180)	(300)	(297)	(480)	(387)
	2,639	4,784	5,115	7,423	18,369
Consolidation adjustment – UPII*	(73)	32	(30)	(41)	(52)
RC profit (loss) before interest and tax	2,566	4,816	5,085	7,382	18,317
Inventory holding gains (losses)*
gas & low carbon energy	—	—	—	—	1
oil production & operations	1	(1)	—	—	1
customers & products	(137)	852	(732)	715	(1,334)
Profit (loss) before interest and tax	2,430	5,667	4,353	8,097	16,985
Finance costs	1,216	1,075	920	2,291	1,763
Net finance expense/(income) relating to pensions and other post-retirement benefits	(40)	(41)	(61)	(81)	(119)
Profit (loss) before taxation	1,254	4,633	3,494	5,887	15,341

RC profit (loss) before interest and tax*
US	1,545	1,610	2,244	3,155	5,319
Non-US	1,021	3,206	2,841	4,227	12,998
	2,566	4,816	5,085	7,382	18,317

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Note 5. Sales and other operating revenues

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023
By segment
gas & low carbon energy	5,809	8,675	10,428	14,484	28,314
oil production & operations	6,659	6,432	5,777	13,091	11,930
customers & products	41,100	39,895	38,051	80,995	76,933
other businesses & corporate	526	606	590	1,132	1,328
	54,094	55,608	54,846	109,702	118,505

Less: sales and other operating revenues between segments
gas & low carbon energy	371	270	840	641	1,376
oil production & operations	5,982	5,913	5,236	11,895	11,497
customers & products	25	293	(180)	318	(36)
other businesses & corporate	417	252	412	669	948
	6,795	6,728	6,308	13,523	13,785

External sales and other operating revenues
gas & low carbon energy	5,438	8,405	9,588	13,843	26,938
oil production & operations	677	519	541	1,196	433
customers & products	41,075	39,602	38,231	80,677	76,969
other businesses & corporate	109	354	178	463	380
Total sales and other operating revenues	47,299	48,880	48,538	96,179	104,720

By geographical area
US	20,340	19,858	20,065	40,198	39,225
Non-US	36,832	39,208	38,492	76,040	84,842
	57,172	59,066	58,557	116,238	124,067
Less: sales and other operating revenues between areas	9,873	10,186	10,019	20,059	19,347
	47,299	48,880	48,538	96,179	104,720

Revenues from contracts with customers
Sales and other operating revenues include the following in relation to revenues from contracts with customers:
Crude oil	538	548	520	1,086	1,157
Oil products	32,548	29,840	31,218	62,388	61,359
Natural gas, LNG and NGLs	4,987	5,751	5,841	10,738	15,485
Non-oil products and other revenues from contracts with customers	3,108	2,928	2,750	6,036	4,622
Revenue from contracts with customers	41,181	39,067	40,329	80,248	82,623
Other operating revenues(a)	6,118	9,813	8,209	15,931	22,097
Total sales and other operating revenues	47,299	48,880	48,538	96,179	104,720

(a)
Principally relates to commodity derivative transactions including sales of bp own production in trading books.

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Note 6. Depreciation, depletion and amortization

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023
Total depreciation, depletion and amortization by segment
gas & low carbon energy	1,209	1,293	1,407	2,502	2,847
oil production & operations	1,698	1,657	1,370	3,355	2,697
customers & products	939	944	894	1,883	1,691
other businesses & corporate	252	256	252	508	488
	4,098	4,150	3,923	8,248	7,723
Total depreciation, depletion and amortization by geographical area
US	1,703	1,570	1,338	3,273	2,592
Non-US	2,395	2,580	2,585	4,975	5,131
	4,098	4,150	3,923	8,248	7,723

Note 7. Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. 116 million and 163 million ordinary shares repurchased for cancellation were settled during the second quarter 2024 against the authority granted at bp's 2023 and 2024 annual general meetings respectively, for a total cost of $1,751 million. A further 125 million ordinary shares were repurchased between the end of the reporting period and the date when the financial statements are authorised for issue for a total cost of $748 million. This amount has been accrued at 30 June 2024. The number of shares in issue is reduced when shares are repurchased, but is not reduced in respect of the period-end commitment to repurchase shares subsequent to the end of the period.

The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023
Results for the period
Profit (loss) for the period attributable to bp shareholders	(129)	2,263	1,792	2,134	10,010
Less: preference dividend	1	—	1	1	1
Less: (gain) loss on redemption of perpetual hybrid bonds(a)	—	(10)	—	(10)	—
Profit (loss) attributable to bp ordinary shareholders	(130)	2,273	1,791	2,143	10,009

Number of shares (thousand)(b)(c)
Basic weighted average number of shares outstanding	16,590,173	16,751,887	17,523,778	16,670,999	17,706,388
ADS equivalent(d)	2,765,028	2,791,981	2,920,629	2,778,499	2,951,064

Weighted average number of shares outstanding used to calculate diluted earnings per share	16,590,173	17,153,505	17,900,984	17,090,967	18,068,256
ADS equivalent(d)	2,765,028	2,858,917	2,983,497	2,848,494	3,011,376

Shares in issue at period-end	16,491,420	16,687,850	17,379,366	16,491,420	17,379,366
ADS equivalent(d)	2,748,570	2,781,308	2,896,561	2,748,570	2,896,561

(a)
See Condensed group statement of changes in equity - footnote (a) for further information.

(b)
If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share. The numbers of potentially issuable shares that have been excluded from the calculation for the second quarter 2024 are 374,406 thousand (ADS equivalent 62,401 thousand).

(c)
Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.

(d)
One ADS is equivalent to six ordinary shares.

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Note 8. Dividends

Dividends payable
bp today announced an interim dividend of 8.000 cents per ordinary share which is expected to be paid on 20 September 2024 to ordinary shareholders and American Depositary Share (ADS) holders on the register on 9 August 2024. The ex-dividend date will be 8 August 2024 for ordinary shareholders and 9 August 2024 for ADS holders. The corresponding amount in sterling is due to be announced on 3 September 2024, calculated based on the average of the market exchange rates over three dealing days between 28 August 2024 and 30 August 2024. Holders of ADSs are expected to receive $0.48 per ADS (less applicable fees). The board has decided not to offer a scrip dividend alternative in respect of the second quarter 2024 dividend. Ordinary shareholders and ADS holders (subject to certain exceptions) will be able to participate in a dividend reinvestment programme. Details of the second quarter dividend and timetable are available at bp.com/dividends and further details of the dividend reinvestment programmes are available at bp.com/drip.

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
	2024	2024	2023	2024	2023
Dividends paid per ordinary share
cents	7.270	7.270	6.610	14.540	13.220
pence	5.683	5.692	5.309	11.375	10.860
Dividends paid per ADS (cents)	43.62	43.62	39.66	87.24	79.32

Note 9. Net debt

Net debt*	30 June	31 March	30 June
$ million	2024	2024	2023
Finance debt(a)	54,986	53,013	49,738
Fair value (asset) liability of hedges related to finance debt(b)	2,519	2,512	2,836
	57,505	55,525	52,574
Less: cash and cash equivalents	34,891	31,510	28,914
Net debt(c)	22,614	24,015	23,660
Total equity	82,199	84,940	85,603
Gearing*	21.6%	22.0%	21.7%

(a)
The fair value of finance debt at 30 June 2024 was $50,677 million (31 March 2024 $49,263 million, 30 June 2023 $45,580 million).

(b)
Derivative financial instruments entered into for the purpose of managing foreign currency exchange risk associated with net debt with a fair value liability position of $144 million at 30 June 2024 (first quarter 2024 liability of $96 million and second quarter 2023 liability of $98 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.

(c)
Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement.

Note 10. Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 29 July 2024, is unaudited and does not constitute statutory financial statements. Audited financial information will be published in bp Annual Report and Form 20-F 2024. bp Annual Report and Form 20-F 2023 has been filed with the Registrar of Companies in England and Wales. The report of the auditor on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under section 498(2) or section 498(3) of the UK Companies Act 2006.

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Additional information

Capital expenditure*

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023
Capital expenditure
Organic capital expenditure*	3,586	3,979	3,233	7,565	6,728
Inorganic capital expenditure*(a)	105	299	1,081	404	1,211
	3,691	4,278	4,314	7,969	7,939

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023
Capital expenditure by segment
gas & low carbon energy	1,005	1,298	887	2,303	1,900
oil production & operations	1,534	1,776	1,478	3,310	2,998
customers & products(a)	1,045	1,120	1,858	2,165	2,848
other businesses & corporate	107	84	91	191	193
	3,691	4,278	4,314	7,969	7,939
Capital expenditure by geographical area
US	1,636	1,776	2,661	3,412	4,358
Non-US	2,055	2,502	1,653	4,557	3,581
	3,691	4,278	4,314	7,969	7,939

(a)
Second quarter and first half 2023 include $1.1 billion, net of adjustments, in respect of the TravelCenters of America acquisition.

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Adjusting items*

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023
gas & low carbon energy
Gains on sale of businesses and fixed assets	8	2	1	10	16
Net impairment and losses on sale of businesses and fixed assets	(590)	(536)	(1,058)	(1,126)	(1,060)
Environmental and other provisions	—	—	—	—	—
Restructuring, integration and rationalization costs	—	—	1	—	1
Fair value accounting effects(a)(b)	(1,011)	113	1,222	(898)	5,156
Other	(124)	(201)	(110)	(325)	(166)
	(1,717)	(622)	56	(2,339)	3,947
oil production & operations
Gains on sale of businesses and fixed assets	7	184	(31)	191	106
Net impairment and losses on sale of businesses and fixed assets	(29)	(120)	(140)	(149)	(132)
Environmental and other provisions	195	(77)	(44)	118	(93)
Restructuring, integration and rationalization costs	—	—	(1)	—	(1)
Fair value accounting effects	—	—	—	—	—
Other	—	(52)	7	(52)	(91)
	173	(65)	(209)	108	(211)
customers & products
Gains on sale of businesses and fixed assets	4	5	2	9	3
Net impairment and losses on sale of businesses and fixed assets	(678)	(96)	(36)	(774)	(119)
Environmental and other provisions	7	—	(1)	7	(11)
Restructuring, integration and rationalization costs	—	1	1	1	(1)
Fair value accounting effects(b)	25	(144)	(109)	(119)	(32)
Other(c)	(640)	(67)	(98)	(707)	(160)
	(1,282)	(301)	(241)	(1,583)	(320)
other businesses & corporate
Gains on sale of businesses and fixed assets	—	32	—	32	—
Net impairment and losses on sale of businesses and fixed assets	(11)	26	(31)	15	(37)
Environmental and other provisions	28	(9)	(17)	19	(31)
Restructuring, integration and rationalization costs	1	11	—	12	(10)
Fair value accounting effects(b)	(29)	(193)	(48)	(222)	197
Gulf of Mexico oil spill	(8)	(11)	(18)	(19)	(27)
Other	(3)	(2)	(13)	(5)	(13)
	(22)	(146)	(127)	(168)	79
Total before interest and taxation	(2,848)	(1,134)	(521)	(3,982)	3,495
Finance costs(d)	(205)	(92)	(119)	(297)	(223)
Total before taxation	(3,053)	(1,226)	(640)	(4,279)	3,272
Taxation on adjusting items(e)	585	109	160	694	(45)
Taxation – tax rate change effect of UK energy profits levy(f)	(304)	—	232	(304)	232
Total after taxation for period	(2,772)	(1,117)	(248)	(3,889)	3,459

(a)
Under IFRS bp marks-to-market the value of the hedges used to risk-manage LNG contracts, but not the contracts themselves, resulting in a mismatch in accounting treatment. The fair value accounting effect includes the change in value of LNG contracts that are being risk managed, and the underlying result reflects how bp risk-manages its LNG contracts.

(b)
For further information, including the nature of fair value accounting effects reported in each segment, see pages 3, 6 and 34.

(c)
Second quarter and first half 2024 include recognition of onerous contract provisions related to the Gelsenkirchen refinery. The unwind of these provisions will be reported as an adjusting item as the contractual obligations are settled.

(d)
Includes the unwinding of discounting effects relating to Gulf of Mexico oil spill payables and the income statement impact of temporary valuation differences associated with the group’s interest rate and foreign currency exchange risk management of finance debt. Second quarter and first half 2023 also include the income statement impact associated with the buyback of finance debt.

(e)
Includes certain foreign exchange effects on tax as adjusting items. These amounts represent the impact of: (i) foreign exchange on deferred tax balances arising from the conversion of local currency tax base amounts into functional currency, and (ii) taxable gains and losses from the retranslation of US dollar-denominated intra-group loans to local currency.

(f)
Second quarter and first half 2024 and second quarter and first half 2023 include revisions to the deferred tax impact of the introduction of the UK Energy Profits Levy (EPL) on temporary differences existing at 31 December 2022 that are expected to unwind before 31 March 2028. The EPL increases the headline rate of tax to 75% and applies to taxable profits from bp’s North Sea business made from 1 January 2023 until 31 March 2028.

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Net debt including leases

Net debt including leases*	30 June	31 March	30 June
$ million	2024	2024	2023
Net debt*	22,614	24,015	23,660
Lease liabilities	10,697	11,057	10,961
Net partner (receivable) payable for leases entered into on behalf of joint operations	(112)	(130)	(136)
Net debt including leases	33,199	34,942	34,485
Total equity	82,199	84,940	85,603
Gearing including leases*	28.8%	29.1%	28.7%

Gulf of Mexico oil spill

	30 June	31 December
$ million	2024	2023
Gulf of Mexico oil spill payables and provisions	(7,785)	(8,735)
Of which - current	(1,104)	(1,133)

Deferred tax asset	1,180	1,320

During the second quarter pre-tax payments of $1,129 million were made relating to the 2016 consent decree and settlement agreement with the United States and the five Gulf coast states. Payables and provisions presented in the table above reflect the latest estimate for the remaining costs associated with the Gulf of Mexico oil spill. Where amounts have been provided on an estimated basis, the amounts ultimately payable may differ from the amounts provided and the timing of payments is uncertain. Further information relating to the Gulf of Mexico oil spill, including information on the nature and expected timing of payments relating to provisions and other payables, is provided in bp Annual Report and Form 20-F 2023 - Financial statements - Notes 7, 22, 23, 29, and 33.

Working capital* reconciliation

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023
Movements in inventories and other current and non-current assets and liabilities as per condensed group cash flow statement(a)	1,556	(2,131)	(742)	(575)	(4,497)
Adjusted for inventory holding gains (losses)* (Note 4)	(136)	851	(732)	715	(1,332)
Adjusted for fair value accounting effects* relating to subsidiaries	(1,071)	(274)	1,053	(1,345)	5,295
Other adjusting items(b)	182	(834)	558	(652)	(740)
Working capital release (build) after adjusting for net inventory gains (losses), fair value accounting effects and other adjusting items	531	(2,388)	137	(1,857)	(1,274)

(a)
The movement in working capital includes outflows relating to the Gulf of Mexico oil spill on a pre-tax basis of $1,129 million and $1,136 million in the second quarter and first half of 2024 respectively (first quarter 2024 $7 million, second quarter 2023 $1,204 million, first half 2023 $1,216 million).

(b)
Other adjusting items relate to the non-cash movement of US emissions obligations carried as a provision that will be settled by allowances held as inventory.

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Adjusted earnings before interest, taxation, depreciation and amortization (adjusted EBITDA)*

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023
Profit for the period	70	2,409	1,953	2,479	10,375
Finance costs	1,216	1,075	920	2,291	1,763
Net finance (income) expense relating to pensions and other post-retirement benefits	(40)	(41)	(61)	(81)	(119)
Taxation	1,184	2,224	1,541	3,408	4,966
Profit before interest and tax	2,430	5,667	4,353	8,097	16,985
Inventory holding (gains) losses*, before tax	136	(851)	732	(715)	1,332
RC profit before interest and tax	2,566	4,816	5,085	7,382	18,317
Net (favourable) adverse impact of adjusting items*, before interest and tax	2,848	1,134	521	3,982	(3,495)
Underlying RC profit before interest and tax	5,414	5,950	5,606	11,364	14,822
Add back:
Depreciation, depletion and amortization	4,098	4,150	3,923	8,248	7,723
Exploration expenditure written off	127	206	241	333	291
Adjusted EBITDA	9,639	10,306	9,770	19,945	22,836

Reconciliation of customers & products RC profit before interest and tax to underlying RC profit before interest and tax* to adjusted EBITDA* by business

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
$ million	2024	2024	2023	2024	2023
RC profit before interest and tax for customers & products	(133)	988	555	855	3,235
Less: Adjusting items* gains (charges)	(1,282)	(301)	(241)	(1,583)	(320)
Underlying RC profit before interest and tax for customers & products	1,149	1,289	796	2,438	3,555
By business:
customers – convenience & mobility	790	370	701	1,160	1,092
Castrol – included in customers	211	184	171	395	332
products – refining & trading	359	919	95	1,278	2,463

Add back: Depreciation, depletion and amortization	939	944	894	1,883	1,691
By business:
customers – convenience & mobility	491	484	448	975	789
Castrol – included in customers	42	42	42	84	81
products – refining & trading	448	460	446	908	902

Adjusted EBITDA for customers & products	2,088	2,233	1,690	4,321	5,246
By business:
customers – convenience & mobility	1,281	854	1,149	2,135	1,881
Castrol – included in customers	253	226	213	479	413
products – refining & trading	807	1,379	541	2,186	3,365

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Realizations* and marker prices

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
	2024	2024	2023	2024	2023
Average realizations(a)
Liquids* ($/bbl)
US	65.88	62.20	60.53	64.11	61.59
Europe	80.55	85.00	75.14	82.90	77.06
Rest of World	83.58	79.83	79.35	81.67	80.98
bp average	73.73	71.24	69.76	72.49	71.17
Natural gas ($/mcf)
US	1.29	1.69	1.58	1.49	2.01
Europe	9.49	10.27	12.46	9.94	19.80
Rest of World	5.47	5.45	5.53	5.46	6.49
bp average	4.47	4.62	4.91	4.55	6.06
Total hydrocarbons* ($/boe)
US	44.26	41.50	40.84	42.90	42.89
Europe	73.21	76.65	74.20	75.08	90.00
Rest of World	47.49	46.61	45.97	47.05	50.37
bp average	47.49	46.42	46.27	46.95	50.62
Average oil marker prices ($/bbl)
Brent	84.97	83.16	78.05	84.06	79.66
West Texas Intermediate	80.82	77.01	73.56	78.95	74.76
Western Canadian Select	67.20	59.45	60.07	63.56	58.37
Alaska North Slope	86.42	81.33	78.26	83.91	78.64
Mars	81.37	76.90	73.17	79.17	73.70
Urals (NWE – cif)	72.79	68.34	54.56	70.55	50.24
Average natural gas marker prices
Henry Hub gas price(b) ($/mmBtu)	1.89	2.25	2.09	2.07	2.77
UK Gas – National Balancing Point (p/therm)	76.57	68.72	83.18	72.62	107.76

(a)
Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.

(b)
Henry Hub First of Month Index.

Exchange rates

	Second	First	Second	First	First
	quarter	quarter	quarter	half	half
	2024	2024	2023	2024	2023
$/£ average rate for the period	1.26	1.27	1.25	1.26	1.23
$/£ period-end rate	1.27	1.26	1.26	1.27	1.26

$/€ average rate for the period	1.08	1.09	1.09	1.08	1.08
$/€ period-end rate	1.07	1.08	1.09	1.07	1.09

$/AUD average rate for the period	0.66	0.66	0.67	0.66	0.68
$/AUD period-end rate	0.67	0.65	0.66	0.67	0.66

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Principal risks and uncertainties

The principal risks and uncertainties affecting bp are described in the Risk factors section of bp Annual Report and Form 20-F 2023 (pages 77-79) and are summarized below. There are no material changes in those principal risks and uncertainties for the remaining six months of the financial year.

The risks and uncertainties summarized below, separately or in combination, could have a material adverse effect on the implementation of our strategy, our business, financial performance, results of operations, cash flows, liquidity, prospects, shareholder value and returns and reputation.

Strategic and commercial risks

●
Prices and markets – our financial performance is impacted by fluctuating prices of oil, gas and refined products, technological change, exchange rate fluctuations, and the general macroeconomic outlook.
●
Accessing and progressing hydrocarbon resources and low carbon opportunities – inability to access and progress hydrocarbon resources and low carbon opportunities could adversely affect delivery of our strategy.
●
Major project* delivery – failure to invest in the best opportunities or deliver major projects successfully could adversely affect our financial performance.
●
Geopolitical – exposure to a range of political developments and consequent changes to the operating and regulatory environment could cause business disruption.
●
Liquidity, financial capacity and financial, including credit, exposure – failure to work within our financial framework could impact our ability to operate and result in financial loss.
●
Joint arrangements and contractors – varying levels of control over the standards, operations and compliance of our partners, including non-operated joint ventures (NOJVs), contractors and sub-contractors could result in legal liability and reputational damage.
●
Digital infrastructure, cyber security and data protection – breach or failure of our or third parties’ digital infrastructure or cyber security, including loss or misuse of sensitive information could damage our operations, increase costs and damage our reputation.
●
Climate change and the transition to a lower carbon economy – developments in policy, law, regulation, technology and markets, including societal and investor sentiment, related to the issue of climate change and the transition to a lower carbon economy could increase costs, reduce revenues, constrain our operations and affect our business plans and financial performance.
●
Competition – inability to remain efficient, maintain a high-quality portfolio of assets and innovate could negatively impact delivery of our strategy in a highly competitive market.
●
Talent and capability – inability to attract, develop and retain people with necessary skills and capabilities could negatively impact delivery of our strategy.
●
Crisis management and business continuity – failure to address an incident effectively could potentially disrupt our business.
●
Insurance – our insurance strategy could expose the group to material uninsured losses.

Safety and operational risks

●
Process safety, personal safety, and environmental risks – exposure to a wide range of health, safety and environmental risks could cause harm to people, the environment and our assets and result in regulatory action, legal liability, business interruption, increased costs, damage to our reputation and potentially denial of our licence to operate.
●
Drilling and production – challenging operational environments and other uncertainties could impact drilling and production activities.
●
Security – hostile acts against our employees and activities could cause harm to people and disrupt our operations.
●
Product quality – supplying customers with off-specification products could damage our reputation, lead to regulatory action and legal liability, and impact our financial performance.

Compliance and control risks

●
Ethical misconduct and non-compliance – ethical misconduct or breaches of applicable laws by our businesses or our employees could be damaging to our reputation, and could result in litigation, regulatory action and penalties.
●
Regulation – changes in the law and regulation could increase costs, constrain our operations and affect our strategy, business plans and financial performance.
●
Trading and treasury trading activities – ineffective oversight of trading and treasury trading activities could lead to business disruption, financial loss, regulatory intervention or damage to our reputation and affect our permissions to trade.
●
Reporting – failure to accurately report our data could lead to regulatory action, legal liability and reputational damage.

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Legal proceedings

For a full discussion of the group’s material legal proceedings, see pages 242-243 of bp Annual Report and Form 20-F 2023.

Glossary

Non-IFRS measures are provided for investors because they are closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions. Non-IFRS measures are sometimes referred to as alternative performance measures.

Adjusted EBITDA is a non-IFRS measure presented for bp's operating segments and is defined as replacement cost (RC) profit before interest and tax, excluding net adjusting items* before interest and tax, and adding back depreciation, depletion and amortization and exploration write-offs (net of adjusting items). Adjusted EBITDA by business is a further analysis of adjusted EBITDA for the customers & products businesses. bp believes it is helpful to disclose adjusted EBITDA by operating segment and by business because it reflects how the segments measure underlying business delivery. The nearest equivalent measure on an IFRS basis for the segment is RC profit or loss before interest and tax, which is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS. A reconciliation to IFRS information is provided on page 30 for the customers & products businesses.
Adjusted EBITDA for the group is defined as profit or loss for the period, adjusting for finance costs and net finance (income) or expense relating to pensions and other post-retirement benefits and taxation, inventory holding gains or losses before tax, net adjusting items before interest and tax, and adding back depreciation, depletion and amortization (pre-tax) and exploration expenditure written-off (net of adjusting items, pre-tax). The nearest equivalent measure on an IFRS basis for the group is profit or loss for the period. A reconciliation to IFRS information is provided on page 30 for the group.

Adjusting items are items that bp discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group’s reported financial performance. Adjusting items include gains and losses on the sale of businesses and fixed assets, impairments, environmental and other provisions and charges, restructuring, integration and rationalization costs, fair value accounting effects and costs relating to the Gulf of Mexico oil spill and other items. Adjusting items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. Adjusting items are used as a reconciling adjustment to derive underlying RC profit or loss and related underlying measures which are non-IFRS measures. An analysis of adjusting items by segment and type is shown on page 28.

Blue hydrogen – Hydrogen made from natural gas in combination with carbon capture and storage (CCS).

Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement. Capital expenditure for the operating segments, gas & low carbon energy businesses and customers & products businesses is presented on the same basis.

Cash balance point is defined as the implied Brent oil price 2021 real to balance bp’s sources and uses of cash assuming an average bp refining marker margin around $11/bbl and Henry Hub at $3/mmBtu in 2021 real terms.

Consolidation adjustment – UPII is unrealized profit in inventory arising on inter-segment transactions.

Developed renewables to final investment decision (FID) – Total generating capacity for assets developed to FID by all entities where bp has an equity share (proportionate to equity share at the time of FID). If asset is subsequently sold bp will continue to record capacity as developed to FID.

Divestment proceeds are disposal proceeds as per the condensed group cash flow statement.

Effective tax rate (ETR) on replacement cost (RC) profit or loss is a non-IFRS measure. The ETR on RC profit or loss is calculated by dividing taxation on a RC basis by RC profit or loss before tax. Taxation on a RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses. Information on RC profit or loss is provided below. bp believes it is helpful to disclose the ETR on RC profit or loss because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. Taxation on a RC basis and ETR on RC profit or loss are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.

Electric vehicle charge points / EV charge points are defined as the number of connectors on a charging device, operated by either bp or a bp joint venture as adjusted to be reflective of bp’s accounting share of joint arrangements.

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Glossary (continued)

Fair value accounting effects are non-IFRS adjustments to our IFRS profit (loss). They reflect the difference between the way bp manages the economic exposure and internally measures performance of certain activities and the way those activities are measured under IFRS. Fair value accounting effects are included within adjusting items. They relate to certain of the group's commodity, interest rate and currency risk exposures as detailed below. Other than as noted below, the fair value accounting effects described are reported in both the gas & low carbon energy and customer & products segments.

bp uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in the income statement. This is because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness-testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories, other than net realizable value provisions, are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.

bp enters into physical commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of bp’s gas production. Under IFRS these physical contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.

IFRS require that inventory held for trading is recorded at its fair value using period-end spot prices, whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices, resulting in measurement differences.

bp enters into contracts for pipelines and other transportation, storage capacity, oil and gas processing, liquefied natural gas (LNG) and certain gas and power contracts that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments that are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that bp manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. bp calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole.

These include:

●
Under management’s internal measure of performance the inventory, transportation and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period.

●
Fair value accounting effects also include changes in the fair value of the near-term portions of LNG contracts that fall within bp’s risk management framework. LNG contracts are not considered derivatives, because there is insufficient market liquidity, and they are therefore accrual accounted under IFRS. However, oil and natural gas derivative financial instruments used to risk manage the near-term portions of the LNG contracts are fair valued under IFRS. The fair value accounting effect, which is reported in the gas and low carbon energy segment, represents the change in value of LNG contacts that are being risk managed and which is reflected in the underlying result, but not in reported earnings. Management believes that this gives a better representation of performance in each period.

Furthermore, the fair values of derivative instruments used to risk manage certain other oil, gas, power and other contracts, are deferred to match with the underlying exposure. The commodity contracts for business requirements are accounted for on an accruals basis.

In addition, fair value accounting effects include changes in the fair value of derivatives entered into by the group to manage currency exposure and interest rate risks relating to hybrid bonds to their respective first call periods. The hybrid bonds which were issued on 17 June 2020 are classified as equity instruments and were recorded in the balance sheet at that date at their USD equivalent issued value. Under IFRS these equity instruments are not remeasured from period to period, and do not qualify for application of hedge accounting. The derivative instruments relating to the hybrid bonds, however, are required to be recorded at fair value with mark to market gains and losses recognized in the income statement. Therefore, measurement differences in relation to the recognition of gains and losses occur. The fair value accounting effect, which is reported in the other businesses & corporate segment, eliminates the fair value gains and losses of these derivative financial instruments that are recognized in the income statement. We believe that this gives a better representation of performance, by more appropriately reflecting the economic effect of these risk management activities, in each period.

Gas & low carbon energy segment comprises our gas and low carbon businesses. Our gas business includes regions with upstream activities that predominantly produce natural gas, integrated gas and power, and gas trading. Our low carbon business includes solar, offshore and onshore wind, hydrogen and CCS and power trading. Power trading includes trading of both renewable and non-renewable power.

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Glossary (continued)

Gearing and net debt are non-IFRS measures. Net debt is calculated as finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement. Gearing is defined as the ratio of net debt to the total of net debt plus total equity. bp believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of finance debt, related hedges and cash and cash equivalents in total. Gearing enables investors to see how significant net debt is relative to total equity. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt is provided on page 26.

We are unable to present reconciliations of forward-looking information for net debt or gearing to finance debt and total equity, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include fair value asset (liability) of hedges related to finance debt and cash and cash equivalents, that are difficult to predict in advance in order to include in an IFRS estimate.

Gearing including leases and net debt including leases are non-IFRS measures. Net debt including leases is calculated as net debt plus lease liabilities, less the net amount of partner receivables and payables relating to leases entered into on behalf of joint operations. Gearing including leases is defined as the ratio of net debt including leases to the total of net debt including leases plus total equity. bp believes these measures provide useful information to investors as they enable investors to understand the impact of the group’s lease portfolio on net debt and gearing. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt including leases is provided on page 29.

Green hydrogen – Hydrogen produced by electrolysis of water using renewable power.

Hydrocarbons – Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Hydrogen pipeline – Hydrogen projects which have not been developed to final investment decision (FID) but which have advanced to the concept development stage.

Inorganic capital expenditure is a subset of capital expenditure on a cash basis and a non-IFRS measure. Inorganic capital expenditure comprises consideration in business combinations and certain other significant investments made by the group. It is reported on a cash basis. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in projects which expand the group’s activities through acquisition. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis. Further information and a reconciliation to IFRS information is provided on page 27.

Installed renewables capacity is bp's share of capacity for operating assets owned by entities where bp has an equity share.

Inventory holding gains and losses are non-IFRS adjustments to our IFRS profit (loss) and represent:

●
the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting of inventories other than for trading inventories, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed as inventory holding gains and losses represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation’s production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach; and

●
an adjustment relating to certain trading inventories that are not price risk managed which relate to a minimum inventory volume that is required to be held to maintain underlying business activities. This adjustment represents the movement in fair value of the inventories due to prices, on a grade by grade basis, during the period. This is calculated from each operation’s inventory management system on a monthly basis using the discrete monthly movement in market prices for these inventories.

The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions that are price risk-managed. See Replacement cost (RC) profit or loss definition below.

Liquids – Liquids comprises crude oil, condensate and natural gas liquids. For the oil production & operations segment, it also includes bitumen.

Low carbon activity – An activity relating to low carbon including: renewable electricity; bioenergy; electric vehicles and other future mobility solutions; trading and marketing low carbon products; blue or green hydrogen* and carbon capture, use and storage (CCUS).

Note that, while there is some overlap of activities, these terms do not mean the same as bp’s strategic focus area of low carbon energy or our low carbon energy sub-segment, reported within the gas & low carbon energy segment.

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Glossary (continued)

Major projects have a bp net investment of at least $250 million, or are considered to be of strategic importance to bp or of a high degree of complexity.

Operating cash flow is net cash provided by (used in) operating activities as stated in the condensed group cash flow statement.

Organic capital expenditure is a non-IFRS measure. Organic capital expenditure comprises capital expenditure on a cash basis less inorganic capital expenditure. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in developing and maintaining the group’s assets. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis and a reconciliation to IFRS information is provided on page 27.

We are unable to present reconciliations of forward-looking information for organic capital expenditure to total cash capital expenditure, because without unreasonable efforts, we are unable to forecast accurately the adjusting item, inorganic capital expenditure, that is difficult to predict in advance in order to derive the nearest IFRS estimate.

Production-sharing agreement/contract (PSA/PSC) is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.

Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the bp share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties. For the gas & low carbon energy and oil production & operations segments, realizations include transfers between businesses.

Refining availability represents Solomon Associates’ operational availability for bp-operated refineries, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory downtime.

The Refining marker margin (RMM) is the average of regional indicator margins weighted for bp’s crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by bp in any period because of bp’s particular refinery configurations and crude and product slate.

Renewables pipeline – Renewable projects satisfying the following criteria until the point they can be considered developed to final investment decision (FID): Site based projects that have obtained land exclusivity rights, or for power purchase agreement based projects an offer has been made to the counterparty, or for auction projects pre-qualification criteria has been met, or for acquisition projects post a binding offer being accepted.

Replacement cost (RC) profit or loss / RC profit or loss attributable to bp shareholders reflects the replacement cost of inventories sold in the period and is calculated as profit or loss attributable to bp shareholders, adjusting for inventory holding gains and losses (net of tax). RC profit or loss for the group is not a recognized IFRS measure. bp believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, bp’s management believes it is helpful to disclose this measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to bp shareholders. A reconciliation to IFRS information is provided on page 1. RC profit or loss before interest and tax is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS.

Reported recordable injury frequency measures the number of reported work-related employee and contractor incidents that result in a fatality or injury per 200,000 hours worked. This represents reported incidents occurring within bp’s operational HSSE reporting boundary. That boundary includes bp’s own operated facilities and certain other locations or situations. Reported incidents are investigated throughout the year and as a result there may be changes in previously reported incidents. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this represents a more up to date reflection of the safety environment.

Retail sites include sites operated by dealers, jobbers, franchisees or brand licensees or joint venture (JV) partners, under the bp brand. These may move to and from the bp brand as their fuel supply agreement or brand licence agreement expires and are renegotiated in the normal course of business. Retail sites are primarily branded bp, ARCO, Amoco, Aral, Thorntons and TravelCenters of America and also includes sites in India through our Jio-bp JV.

Solomon availability – See Refining availability definition.

Strategic convenience sites are retail sites, within the bp portfolio, which sell bp-supplied vehicle energy (e.g. bp, Aral, Arco, Amoco, Thorntons, bp pulse, TA and PETRO) and either carry one of the strategic convenience brands (e.g. M&S, Rewe to Go) or a differentiated bp-controlled convenience offer. To be considered a strategic convenience site, the convenience offer should have a demonstrable level of differentiation in the market in which it operates. Strategic convenience site count includes sites under a pilot phase.

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Glossary (continued)

Surplus cash flow does not represent the residual cash flow available for discretionary expenditures. It is a non-IFRS financial measure that should be considered in addition to, not as a substitute for or superior to, net cash provided by operating activities, reported in accordance with IFRS. bp believes it is helpful to disclose the surplus cash flow because this measure forms part of bp's financial frame.

Surplus cash flow refers to the net surplus of sources of cash over uses of cash, after reaching the $35 billion net debt target. Sources of cash include net cash provided by operating activities, cash provided from investing activities and cash receipts relating to transactions involving non-controlling interests. Uses of cash include lease liability payments, payments on perpetual hybrid bond, dividends paid, cash capital expenditure, the cash cost of share buybacks to offset the dilution from vesting of awards under employee share schemes, cash payments relating to transactions involving non-controlling interests and currency translation differences relating to cash and cash equivalents as presented on the condensed group cash flow statement.

Technical service contract (TSC) – Technical service contract is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, the oil and gas company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a profit margin which reflects incremental production added to the oilfield.

Tier 1 and tier 2 process safety events – Tier 1 events are losses of primary containment from a process of greatest consequence – causing harm to a member of the workforce, damage to equipment from a fire or explosion, a community impact or exceeding defined quantities. Tier 2 events are those of lesser consequence. These represent reported incidents occurring within bp’s operational HSSE reporting boundary. That boundary includes bp’s own operated facilities and certain other locations or situations. Reported process safety events are investigated throughout the year and as a result there may be changes in previously reported events. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this represents a more up to date reflection of the safety environment.

Transition growth – Activities, represented by a set of transition growth engines, that transition bp toward its objective to be an integrated energy company, and that comprise our low carbon activity* alongside other businesses that support transition, such as our power trading and marketing business and convenience.

Underlying effective tax rate (ETR) is a non-IFRS measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses and total taxation on adjusting items. Information on underlying RC profit or loss is provided below. Taxation on an underlying RC basis presented for the operating segments is calculated through an allocation of taxation on an underlying RC basis to each segment. bp believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. Taxation on an underlying RC basis and underlying ETR are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.

We are unable to present reconciliations of forward-looking information for underlying ETR to ETR on profit or loss for the period, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include the taxation on inventory holding gains and losses and adjusting items, that are difficult to predict in advance in order to include in an IFRS estimate.

Underlying production – 2024 underlying production, when compared with 2023, is production after adjusting for acquisitions and divestments, curtailments, and entitlement impacts in our production-sharing agreements/contracts and technical service contract*.

Underlying RC profit or loss / underlying RC profit or loss attributable to bp shareholders is a non-IFRS measure and is RC profit or loss* (as defined on page 36) after excluding net adjusting items and related taxation. See page 28 for additional information on the adjusting items that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the items and their financial impact.

Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is calculated as RC profit or loss (as defined above) including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business.

bp believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period, by adjusting for the effects of these adjusting items. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to bp shareholders. The nearest equivalent measure on an IFRS basis for segments and businesses is RC profit or loss before interest and taxation. A reconciliation to IFRS information is provided on page 1 for the group and pages 6-14 for the segments.

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Glossary (continued)

Underlying RC profit or loss per share / underlying RC profit or loss per ADS is a non-IFRS measure. Earnings per share is defined in Note 7. Underlying RC profit or loss per ordinary share is calculated using the same denominator as earnings per share as defined in the consolidated financial statements. The numerator used is underlying RC profit or loss attributable to bp shareholders, rather than profit or loss attributable to bp ordinary shareholders. Underlying RC profit or loss per ADS is calculated as outlined above for underlying RC profit or loss per share except the denominator is adjusted to reflect one ADS equivalent to six ordinary shares. bp believes it is helpful to disclose the underlying RC profit or loss per ordinary share and per ADS because these measures may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to bp ordinary shareholders.

upstream includes oil and natural gas field development and production within the gas & low carbon energy and oil production & operations segments.

upstream/hydrocarbon plant reliability (bp-operated) is calculated taking 100% less the ratio of total unplanned plant deferrals divided by installed production capacity, excluding non-operated assets and bpx energy. Unplanned plant deferrals are associated with the topside plant and where applicable the subsea equipment (excluding wells and reservoir). Unplanned plant deferrals include breakdowns, which does not include Gulf of Mexico weather related downtime.

upstream unit production costs are calculated as production cost divided by units of production. Production cost does not include ad valorem and severance taxes. Units of production are barrels for liquids and thousands of cubic feet for gas. Amounts disclosed are for bp subsidiaries only and do not include bp’s share of equity-accounted entities.

Working capital is movements in inventories and other current and non-current assets and liabilities as reported in the condensed group cash flow statement.

Change in working capital adjusted for inventory holding gains/losses, fair value accounting effects relating to subsidiaries and other adjusting items is a non-IFRS measure. It is calculated by adjusting for inventory holding gains/losses reported in the period; fair value accounting effects relating to subsidiaries reported within adjusting items for the period; and other adjusting items relating to the non-cash movement of US emissions obligations carried as a provision that will be settled by allowances held as inventory. This represents what would have been reported as movements in inventories and other current and non-current assets and liabilities, if the starting point in determining net cash provided by operating activities had been underlying replacement cost profit rather than profit for the period. The nearest equivalent measure on an IFRS basis for this is movements in inventories and other current and non-current assets and liabilities.

bp utilizes various arrangements in order to manage its working capital including discounting of receivables and, in the supply and trading business, the active management of supplier payment terms, inventory and collateral.

Trade marks
Trade marks of the bp group appear throughout this announcement. They include:

bp, Amoco, Aral, bp pulse, Castrol, PETRO, TA, Thorntons and Gigahub

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Cautionary statement

In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’) and the general doctrine of cautionary statements, bp is providing the following cautionary statement:
The discussion in this results announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions.
In particular, the following, among other statements, are all forward looking in nature: plans, expectations and assumptions regarding oil and gas demand, supply, prices or volatility; expectations regarding reserves; expectations regarding production and volumes; expectations regarding bp’s customers & products business; expectations regarding margins, including sensitivity of fuels margin to costs of supply; expectations regarding underlying effective tax rate; expectations regarding turnaround and maintenance activity; expectations regarding financial performance, results of operations and cash flows; expectations regarding future project start-ups; expectations regarding the timing of bp’s updates of medium-term plans; expectations regarding shareholders returns; expectations regarding bp’s convenience businesses, including TravelCenters of America, Castrol and bp pulse; bp’s plans and expectations regarding the amount and timing of share buybacks and dividends; plans and expectations regarding bp’s credit rating, including in respect of maintaining a strong investment grade credit rating and targeting further improvements in credit metrics; plans and expectations regarding the allocation of surplus cash flow to share buybacks and strengthening the balance sheet; plans and expectations regarding LNG sales and purchases; plans and expectations regarding bp’s investments, including the formation of a joint venture with ADNOC in Egypt, the award of an interest in ADNOC’s planned Ruwais LNG project and the sale of bp’s Türkiye ground fuels business; plans and expectations regarding investments, collaborations and partnerships in electric vehicle (EV) charging infrastructure; plans and expectations for the development of the Kaskida project following bp’s final investment decision; plans and expectations related to bp’s transition growth engines, including expected capital expenditures; plans and expectations regarding the amount or timing of payments related to divestment and other proceeds, and the timing, quantum and nature of certain acquisitions and divestments; expectations regarding the timing and amount of future payments relating to the Gulf of Mexico oil spill; expectations regarding bp’s development of hydrogen, offshore wind and UK CCS projects; plans and expectations regarding; plans and expectations regarding bioenergy, including progress in biofuels and bp’s ownership of bp Bunge Bioenergia; plans and expectations regarding bp’s guidance for 2024 and the third quarter of 2024, including expected growth, margins, the other businesses & corporate underlying annual charge, timing and amount of divestment and other proceeds, depreciation, depletion and amortization; plans and expectations regarding capital expenditure for 2024 and 2025; plans and expectations regarding bp-operated projects and ventures and its projects, joint ventures, partnerships and agreements with commercial entities and other third party partners.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp.
Actual results or outcomes, may differ materially from those expressed in such statements, depending on a variety of factors, including: the extent and duration of the impact of current market conditions including the volatility of oil prices, the effects of bp’s plan to exit its shareholding in Rosneft and other investments in Russia, overall global economic and business conditions impacting bp’s business and demand for bp’s products as well as the specific factors identified in the discussions accompanying such forward-looking statements; changes in consumer preferences and societal expectations; the pace of development and adoption of alternative energy solutions; developments in policy, law, regulation, technology and markets, including societal and investor sentiment related to the issue of climate change; the receipt of relevant third party and/or regulatory approvals including ongoing approvals required for the continued developments of approved projects; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North America and continued base oil and additive supply shortages; OPEC+ quota restrictions; PSA and TSC effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and policies, including related to climate change; changes in social attitudes and customer preferences; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; amounts ultimately payable and timing of payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; bp’s access to future credit resources; business disruption and crisis management; the impact on bp’s reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; the possibility that international sanctions or other steps taken by governmental authorities or any other relevant persons may impact bp’s ability to sell its interests in Rosneft, or the price for which it could sell such interests; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this report, including under “Principal risks and uncertainties,” as well as factors discussed under “Risk factors” in bp’s Annual Report and Form 20-F for fiscal year 2023 as filed with the US Securities and Exchange Commission.

This announcement contains inside information. The person responsible for arranging the release of this announcement on behalf of BP p.l.c. is Ben Mathews, Company Secretary.

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Contacts

	London	Houston

Press Office	David Nicholas	Paul Takahashi
	+44 (0) 7831 095541	+1 713 903 9729

Investor Relations	Craig Marshall	Graham Collins
bp.com/investors	+44 (0) 203 401 5592	+1 832 753 5116

BP p.l.c.’s LEI Code 213800LH1BZH3D16G760

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 30 July 2024
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary